Exhibit 99.1

Supplemental Discussion of the Financial Results of Caesars Entertainment Operating Company, Inc.

In January 2008, Caesars Entertainment Corporation (“Caesars Entertainment” or “Caesars”) was acquired by affiliates of Apollo Global Management, LLC and TPG Capital, LP in an all-cash transaction (the “Acquisition”). A substantial portion of the financing of the Acquisition is comprised of bank and bond financing obtained by Caesars Entertainment Operating Company, Inc. (for purposes of this Exhibit, “CEOC”, the “Company,” “we,” “our,” or “us,” and including our subsidiaries when the context requires), a wholly-owned subsidiary of Caesars Entertainment. This financing is neither secured nor guaranteed by Caesars Entertainment’s other wholly-owned subsidiaries, including certain subsidiaries that own properties that are secured under $4,912.8 million face value of commercial mortgage-backed securities (“CMBS”) financing. Therefore, we believe it is meaningful to provide information pertaining solely to the consolidated financial position and results of operations of CEOC and its subsidiaries.

OPERATING RESULTS FOR CEOC

Overall CEOC Results

The following tables represent CEOC’s unaudited consolidated balance sheets as of March 31, 2012 and December 31, 2011 and its unaudited consolidated statements of operations and unaudited consolidated statements of cash flows for the quarters ended March 31, 2012 and 2011.

CAESARS ENTERTAINMENT OPERATING COMPANY, INC.

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

(In millions)

	March 31, 2012	December 31, 2011
Assets
Current assets
Cash and cash equivalents	$895.7	$610.0
Receivables, net	435.1	431.4
Deferred income taxes	156.1	156.1
Prepayments and other current assets	178.0	143.6
Inventories	33.8	34.3

Total current assets	1,698.7	1,375.4
Property and equipment, net	12,021.9	12,260.3
Goodwill	1,723.5	1,723.5
Intangible assets other than goodwill	3,975.2	3,998.5
Investments in and advances to non-consolidated affiliates	82.5	90.2
Restricted cash	305.5	377.1
Deferred charges and other	537.8	532.7

	$20,345.1	$20,357.7

Liabilities and Stockholder’s Deficit
Current liabilities
Accounts payable	$256.3	$260.5
Interest payable	370.7	193.1
Accrued expenses	734.1	752.3
Current portion of long-term debt	16.8	40.4

Total current liabilities	1,377.9	1,246.3
Long-term debt	15,836.7	15,591.0
Notes payable to affiliate	415.1	322.1
Deferred credits and other	876.0	870.7
Deferred income taxes	3,351.4	3,460.8

	21,857.1	21,490.9

Total CEOC stockholder’s deficit	(1,552.9)	(1,175.2)
Non-controlling interests	40.9	42.0

Total deficit	(1,512.0)	(1,133.2)

	$20,345.1	$20,357.7

CAESARS ENTERTAINMENT OPERATING COMPANY, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

(In millions)

	Quarter Ended March 31,
	2012	2011
Revenues
Casino	$1,379.0	$1,368.4
Food and beverage	261.9	256.0
Rooms	195.0	184.6
Management fees	9.6	9.1
Other	128.8	114.1
Less: casino promotional allowances	(232.3)	(224.1)

Net revenues	1,742.0	1,708.1

Operating expenses
Direct
Casino	796.4	784.9
Food and beverage	103.5	101.2
Rooms	44.4	40.5
Property, general, administrative, and other	359.9	386.7
Depreciation and amortization	149.2	138.4
Write-downs, reserves, and project opening costs, net of recoveries	188.2	16.4
Loss on interests in non-consolidated affiliates	7.6	0.3
Corporate expense	44.3	27.2
Acquisition and integration costs	—	2.0
Amortization of intangible assets	24.1	24.4

Total operating expenses	1,717.6	1,522.0

Income from operations	24.4	186.1
Interest expense, net of interest capitalized	(538.5)	(454.3)
Other income, including interest income	7.7	3.5

Loss before income taxes	(506.4)	(264.7)
Benefit for income taxes	176.8	94.0

Net loss	(329.6)	(170.7)
Less: net loss/(income) attributable to non-controlling interests	0.7	(2.7)

Net loss attributable to CEOC	$(328.9)	$(173.4)

CAESARS ENTERTAINMENT OPERATING COMPANY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(In millions)

	Quarter Ended March 31,
	2012	2011
Cash flows provided by operating activities	$70.1	$122.2

Cash flows from investing activities
Acquisitions of property and equipment, net of change in construction payables	(67.5)	(34.1)
Change in restricted cash	81.6	(30.8)
Investments in/advances to non-consolidated affiliates and other	(0.2)	(67.5)
Other	(1.4)	(2.6)

Cash flows provided by/(used in) investing activities	12.5	(135.0)

Cash flows from financing activities
Proceeds from the issuance of long-term debt	1,643.6	—
Debt issuance costs and fees	(30.6)	—
Borrowings under lending agreements	453.0	50.0
Repayments under lending agreements	(608.0)	(50.0)
Cash paid for early extinguishments of debt	(1,325.5)	(2.2)
Scheduled debt retirements	(3.8)	(12.6)
Purchase of additional interests in subsidiary	(9.6)	—
Intercompany note borrowings, net of repayments	93.0	—
Other	(9.0)	(3.9)

Cash flows provided by/(used in) financing activities	203.1	(18.7)

Net increase/(decrease) in cash and cash equivalents	285.7	(31.5)
Cash and cash equivalents, beginning of period	610.0	619.1

Cash and cash equivalents, end of period	$895.7	$587.6

REGIONAL AGGREGATION

The executive officers of the Company review operating results, assess performance and make decisions related to the allocation of resources on a property-by-property basis. We believe, therefore, that each property is an operating segment and that it is appropriate to aggregate and present the operations of the Company as one reportable segment. To provide more meaningful information than would be possible on a consolidated basis, the Company’s casino properties (as of March 31, 2012, or otherwise noted below) have been grouped into seven regions as follows to facilitate discussion of the Company’s operating results:

Las Vegas	Atlantic City	Louisiana/Mississippi	Iowa/Missouri
Caesars Palace Bally’s Las Vegas Imperial Palace Bill’s Gamblin’ Hall & Saloon Planet Hollywood Resort & Casino	Showboat Atlantic City Bally’s Atlantic City Caesars Atlantic City Harrah’s Chester (f)	Harrah’s New Orleans Harrah’s Louisiana Downs Horseshoe Bossier City Grand Biloxi Harrah’s Tunica Horseshoe Tunica Tunica Roadhouse Hotel & Casino	Harrah’s St. Louis Harrah’s North Kansas City Harrah’s Council Bluffs Horseshoe Council Bluffs/ Bluffs Run

Illinois/Indiana	Other Nevada	Managed and International
Horseshoe Southern Indiana Harrah’s Joliet (b) Harrah’s Metropolis Horseshoe Hammond	Harrah’s Reno Harrah’s Lake Tahoe Harveys Lake Tahoe	Harrah’s Ak-Chin (c) Harrah’s Cherokee (c) Harrah’s Rincon (c) Conrad Punta del Este (a) Casino Windsor (d) London Clubs International (e)

(a)	We have an approximately 95% ownership interest in and manage this property.
(b)	We have an 80% ownership interest in and manage this property.
(c)	Managed.
(d)	We have a 50% interest in Windsor Casino Limited, which operates this property. The province of Ontario owns the complex.
(e)	We own, operate, or manage 10 casino clubs in the provinces of the United Kingdom and two in Egypt. We have a 70% ownership interest in and manage one casino in South Africa.
(f)	We have a 99.5% ownership interest in and manage this property.

CONSOLIDATED OPERATING RESULTS

	Quarter Ended March 31,		Percentage Favorable/ (Unfavorable)
(Dollars in millions)	2012	2011
Casino revenues	$1,379.0	$1,368.4	0.8%
Net revenues	1,742.0	1,708.1	2.0%
Income from operations	24.4	186.1	(86.9)%
Net loss attributable to CEOC	(328.9)	(173.4)	(89.7)%
Operating margin*	1.4%	10.9%	(9.5	) pts

*	Operating margin is calculated as income/(loss) from operations divided by net revenues for the respective period.

Quarter ended March 31, 2012 compared to March 31, 2011

CEOC’s net revenues for the first quarter of 2012 were $1,742.0 million, up $33.9 million, or 2.0%, from the year-earlier period. The increase in net revenues was due mainly to higher revenues in the Las Vegas and Louisiana/Mississippi regions, and from the Company’s international businesses, partially offset by a decline in net revenues in the Atlantic City region.

For the first quarter of 2012, income from operations decreased $161.7 million, or 86.9%, to $24.4 million from $186.1 million in the year-ago first quarter, mainly due to a $172.0 million charge in the first quarter of 2012, of which $167.5 million is a non-cash impairment of a long-lived tangible asset, related to a previously halted development project in Biloxi, Mississippi. This decrease was partially offset by the income impact of higher revenues, a decrease of approximately $16 million in property tax expense related to the negotiation of a favorable Atlantic City property tax settlement in the first quarter 2012, and other cost reductions achieved as part of Project Renewal. Additionally, first quarter 2012 results include the recovery of business interruption insurance proceeds of approximately $7 million reflecting lost profits associated with temporary closures of three properties in Tunica, Mississippi in the first half of 2011, as a result of flooding.

Net loss attributable to CEOC for the first quarter of 2012 was $328.9 million, up $155.5 million, or 89.7%, from the first quarter of 2011. Higher net losses in the first quarter of 2012 reflect the decrease in income from operations and higher interest expense. See “Other Factors Affecting Net Income” section that follows herein for further discussion of the Company’s interest expense.

Performance Metrics

The Company measures its performance in part through tracking of trips by rated customers, which means a customer whose gaming activity is tracked through its Total Rewards customer-loyalty system (“trips”), and by spend per rated customer trip (“spend per trip”). A trip is created by a Total Rewards card holder engaging in one or more of the following activities while at one of the Company’s properties: (1) hotel stay, (2) gaming activity, or (3) a comp redemption, which means the receipt of a complimentary item given out by the Company’s casinos. In markets where we have multiple properties, customers often engage in trip generating activities at more than one property in a day. In these instances, we consider the market as a whole and do not count multiple trips. Customer spend means the cumulative rated theoretical spend (which is the amount of money expected to be retained by the casino based upon the mathematics underlying the particular game as a fraction of the amount of money wagered by the customer) across all game types for a specific customer. For the Atlantic City region, the Company refers to customers that stay at a hotel in one of its properties as lodgers and customers that may play at a casino located in one of its properties but do not stay at a hotel at such property as non-lodgers.

The following table reflects the percentage increase/(decrease) in trips and spend per trip for the U.S. regions for the first quarter of 2012 compared with the same period in 2011.

	Trips	Spend per Trip
Consolidated CEOC	(0.3)%	0.4%
Las Vegas region	2.6%	4.7%
Atlantic City region:
Lodgers	(7.9)%	2.1%
Non-lodgers	(2.0)%	2.6%
All other regions	0.4%	(1.9)%

On a consolidated CEOC basis, trips in the first quarter of 2012 decreased 0.3% from 2011 due mainly to decreased trips in Atlantic City’s lodger and non-lodger segments, partially offset by increased trips in Las Vegas.

On a consolidated basis, cash average daily room rates rose 1.4% to $98 from $97 in the first quarter of 2012 compared to the first quarter of 2011. Total occupancy percentage remained flat in the first quarter 2012.

REGIONAL OPERATING RESULTS

Las Vegas Region

	Quarter Ended March 31,		Percentage Favorable/ (Unfavorable)
(Dollars in millions)	2012	2011
Casino revenues	$235.0	$206.9	13.6%
Net revenues	421.3	392.2	7.4%
Income from operations	64.9	66.4	(2.3)%
Operating margin*	15.4%	16.9%	(1.5	) pts

*	Operating margin is calculated as income/(loss) from operations divided by net revenues for the respective period.

Net revenues in the Las Vegas region increased $29.1 million, or 7.4%, in the first quarter of 2012 from 2011, primarily due to continued strength in the international, high-end gaming segment and to the January 2012 opening to the public of the 662-room Octavius Tower at Caesars Palace. Hotel revenues in the region increased 6.8%, cash average daily room rates increased 1.2% to $103 from $102 and total occupancy percentages decreased 2.3 percentage points for the first quarter of 2012 from 2011. Income from operations decreased by $1.5 million, or 2.3%, for the first quarter of 2012, due to the increase in depreciation expense mainly associated with the opening of Octavius Tower, partially offset by the income impact of increased revenues.

During 2011, we commenced construction on Project Linq, a dining, entertainment, and retail development between our Flamingo and Imperial Palace casinos, on the east side of the Las Vegas Strip, which is scheduled to open in phases in mid to late 2013. Through March 31, 2012, $65.9 million had been spent on this project.

Atlantic City Region

	Quarter Ended March 31,		Percentage Favorable/ (Unfavorable)
(Dollars in millions)	2012	2011
Casino revenues	$281.1	$301.3	(6.7)%
Net revenues	317.0	334.9	(5.3)%
Income from operations	11.0	8.6	27.9%
Operating margin*	3.5%	2.6%	0.9	pts

*	Operating margin is calculated as income/(loss) from operations divided by net revenues for the respective period.

Net revenues in the Atlantic City region were down $17.9 million, or 5.3%, in the first quarter of 2012 from 2011, as a decline in casino revenues more than offset increases in non-gaming revenues. Trips by lodgers and non-lodgers decreased while spend per trip increased for both segments. Income from operations increased for the first quarter of 2012 from 2011 due to reduced property operating expenses as a result of cost-reduction activities and a decrease in property tax expense of approximately $16 million related to the negotiation of a favorable property tax settlement in the first quarter of 2012, partially offset by the income impact of lower revenues.

Louisiana/Mississippi Region

	Quarter Ended March 31,		Percentage Favorable/ (Unfavorable)
(Dollars in millions)	2012	2011
Casino revenues	$270.3	$262.7	2.9%
Net revenues	303.4	286.1	6.0%
(Loss)/income from operations	(121.0)	33.7	*	*
Operating margin*	(39.9)%	11.8%	(51.7	) pts

*	Operating margin is calculated as income/(loss) from operations divided by net revenues for the respective period.
**	Not meaningful.

Net revenues in the Louisiana/Mississippi region increased $17.3 million, or 6.0%, in the first quarter 2012 from 2011, primarily due to an increase in casino revenues. Trips rose in the first quarter 2012 from 2011 while spend per trip declined slightly. Loss from operations was $121.0 million in the first quarter of 2012 compared to income from operations of $33.7 million in 2011. This change was mainly due to a $172.0 million charge in the first quarter of 2012, of which $167.5 million is a non-cash impairment of a long-lived tangible asset, related to a previously halted development project in Biloxi, Mississippi, partially offset by increased revenues and reduced property operating expenses. Additionally, first quarter 2012 results include the recovery of business interruption insurance proceeds of approximately $7 million reflecting lost profits associated with temporary closures of three properties in Tunica, Mississippi in the first half of 2011, as a result of flooding.

Iowa/Missouri Region

	Quarter Ended March 31,		Percentage Favorable/ (Unfavorable)
(Dollars in millions)	2012	2011
Casino revenues	$172.4	$166.0	3.9%
Net revenues	182.2	177.4	2.7%
Income from operations	46.7	43.9	6.4%
Operating margin*	25.6%	24.7%	0.9	pts

*	Operating margin is calculated as income/(loss) from operations divided by net revenues for the respective period.

Net revenues in the Iowa/Missouri region increased $4.8 million, or 2.7%, for the first quarter of 2012 from 2011, due to increases in both trips and spend per trip. Income from operations increased $2.8 million, or 6.4%, for the quarter due mainly to the income impact of higher revenues in the region.

Illinois/Indiana Region

	Quarter Ended March 31,		Percentage Favorable/ (Unfavorable)
(Dollars in millions)	2012	2011
Casino revenues	$260.7	$268.4	(2.9)%
Net revenues	273.1	277.1	(1.4)%
Income from operations	38.2	39.1	(2.3)%
Operating margin*	14.0%	14.1%	(0.1	) pts

*	Operating margin is calculated as income/(loss) from operations divided by net revenues for the respective period.

Net revenues in the Illinois/Indiana region decreased $4.0 million, or 1.4%, in the first quarter of 2012 from 2011, due to the impact of both reduced access to one of the Company’s properties resulting from a bridge closure beginning in the first week of September 2011 that reopened in February 2012, and new competition in the region. Income from operations for the first quarter of 2012 decreased $0.9 million, or 2.3%, from the same period of the prior year due mainly to the impact of lower net revenues.

Other Nevada Region

	Quarter Ended March 31,		Percentage Favorable/ (Unfavorable)
(Dollars in millions)	2012	2011
Casino revenues	$44.1	$49.3	(10.5)%
Net revenues	61.3	69.2	(11.4)%
(Loss)/income from operations	(1.8)	2.2	*	*
Operating margin*	(2.9)%	3.2%	(6.1	) pts

*	Operating margin is calculated as income/(loss) from operations divided by net revenues for the respective period.
**	Not meaningful.

Net revenues decreased $7.9 million, or 11.4%, due mainly to a decrease in spend per trip. Loss from operations in the first quarter of 2012 were negatively impacted by the decline in revenues when compared to the first quarter of 2011.

Managed, International, and Other

Managed, International, and Other results include the Company’s three Managed, Indian-owned casinos and Thistledown Racetrack, the results of its International properties, and Other. Other is comprised of corporate expenses, including administrative, marketing, and development costs, and income from certain non-consolidated affiliates.

	Quarter Ended March 31,		Percentage Favorable/ (Unfavorable)
(Dollars in millions)	2012	2011
Net revenues
Managed	$11.0	$10.5	4.8%
International	132.7	126.0	5.3%
Other	40.0	34.7	15.3%

Total net revenues	$183.7	$171.2	7.3%

(Loss)/income from operations
Managed	$2.0	$1.0	100.0%
International	16.9	18.4	(8.2)%
Other	(32.5)	(27.2)	(19.5)%

Total loss from operations	$(13.6)	$(7.8)	(74.4)%

Net revenues in Managed, International, and Other increased $12.5 million, or 7.3%, in the first quarter of 2012 from 2011, due mainly to increases in spend per trip at the Company’s London Clubs properties and increased revenues from the Company’s other businesses. Loss from operations increased $5.8 million, or 74.4%, in the first quarter of 2012 from 2011, due mainly to increased corporate expenses. Corporate expense for the first quarter 2012 increased $17.1 million, or 62.9%, from the same period of 2011, due primarily to the consolidation of certain functions at corporate as a result of Project Renewal, including the implementation of a corporate shared-services organization and increased stock-based compensation expense.

OTHER FACTORS AFFECTING NET INCOME

	Quarter Ended March 31,		Percentage Favorable/
Expense/(income)
(In millions)	2012	2011	(Unfavorable)
Interest expense, net of interest capitalized	$538.5	$454.3	(18.5)%
Benefit for income taxes	(176.8)	(94.0)	88.1%

Interest expense, net of interest capitalized, increased by $84.2 million, or 18.5%, for the quarter ended March 31, 2012, from the same period in 2011, due primarily to mark-to-market adjustments on interest rate swaps that are no longer designated for hedge accounting, higher debt balances compared to the year-ago quarter, and the write off of deferred financing costs and debt discounts associated with debt transactions completed in the first quarter of 2012. Interest expense is reported net of interest capitalized of $8.8 million and $0.5 million for the first quarter of 2012 and 2011, respectively. Interest capitalized in the first quarter of 2012 was primarily related to the Linq project in Las Vegas.

LIQUIDITY AND CAPITAL RESOURCES

Cost Savings Initiatives

Caesars Entertainment has undertaken comprehensive cost-reduction efforts to right size expenses with business levels through its implementation of “Project Renewal,” an initiative designed to reinvent certain aspects of Caesars’ functional and operating units to gain significant further cost reductions and streamline its operations. As part of Project Renewal, Caesars designed a shared-services organization that will enable more efficient decision making and sharing of best practices. Caesars anticipates that it will have a permanently lower cost structure and will benefit from greater concentration of specified talent and quicker decision making.

In accordance with our shared-services agreement with Caesars Entertainment, we estimate that Project Renewal and previous cost-savings programs produced $29.4 million in incremental cost savings for the first quarter of 2012 when compared to the same period of 2011. Additionally, as of March 31, 2012, we estimate that, once fully implemented, these cost-savings programs will produce additional annual cost savings of $132.0 million.

Capital Spending and Development

In January 2012, we received notice that the minority owners of Chester Downs and Marina, LLC (“Chester Downs”) elected to exercise their put rights thereby requiring us to purchase from the minority owners 90% of their interest in Chester Downs for consideration of $9.6 million. We consummated this purchase on February 14, 2012. As a result, we now have a 99.5% ownership interest in this property.

We continue to pursue development and acquisition opportunities for additional casino entertainment and other hospitality facilities that meet our strategic and return on investment criteria. We also incur capital expenditures in the normal course of business, and we perform ongoing refurbishment and maintenance at our existing casino entertainment facilities, to maintain our quality standards.

Our planned development projects, if they go forward, will require, individually and in the aggregate, significant capital commitments and, if completed, may result in significant additional revenues. The commitment of capital, the timing of completion, and the commencement of operations of development projects are contingent upon, among other things, negotiation of final agreements and receipt of approvals from the appropriate political and regulatory bodies. We must also comply with covenants and restrictions set forth in our debt agreements.

Our capital spending for the quarter ended March 31, 2012 totaled $67.5 million, which includes an increase of $11.6 million of construction payables. Estimated total capital expenditures for 2012, including 2012 expenditures associated with Project Linq, are expected to be between $540.0 million and $580.0 million.

Cash used for capital expenditures in the normal course of business is typically made available from cash flows generated by our operating activities while cash used for development projects, including projects currently under development as well as additional projects being pursued, is expected to be funded from established debt programs, specific project financing, and additional debt offerings.

Liquidity

Our cash and cash equivalents, excluding restricted cash, totaled $895.7 million at March 31, 2012 compared to $610.0 million at December 31, 2011. Restricted cash, including $29.9 million included in prepayments and other current assets, totaled $335.4 million at March 31, 2012. Nearly all of the restricted cash consists of cash reserved under loan agreements for development projects and certain expenditures incurred in the normal course of business, such as interest service, real estate taxes, property insurance, and capital improvements.

We are a highly leveraged company and a significant amount of our liquidity needs are for debt service. As of March 31, 2012, we had $16,268.6 million book value of indebtedness outstanding, including capital lease indebtedness, and cash paid for interest for the quarter ended March 31, 2012 was $232.3 million. Payments of short-term debt obligations and other commitments are expected to be made from operating cash flows and from borrowings under our established debt programs. Long-term obligations are expected to be paid through operating cash flows, refinancing of debt, or, if necessary, additional debt or equity offerings. We do not expect that any new financing is required to meet our obligations during the next 12 months.

Our operating cash inflows are used for operating expenses, debt service costs, working capital needs, and capital expenditures in the normal course of business. From time to time, we retire portions of our outstanding debt through open market purchases, privately negotiated transactions, or otherwise, using available cash on hand or established debt programs.

In addition to cash flows from operations, available sources of cash include amounts available under our current revolving credit facility. At March 31, 2012, our additional borrowing capacity under the credit facility was $1,013.5 million.

Our ability to fund our operations, pay our debt obligations, and fund planned capital expenditures depends, in part, upon economic and other factors that are beyond our control, and disruptions in capital markets and restrictive covenants related to our existing debt could impact our ability to secure additional funds through financing activities. We believe that our cash and cash equivalents balance, our cash flows from operations, and the financing sources discussed herein will be sufficient to meet our normal operating requirements during the next 12 months and to fund capital expenditures.

We cannot assure you that our business will generate sufficient cash flows from operations, or that future borrowings will be available to us, to fund our liquidity needs and pay our indebtedness. If we are unable to meet our liquidity needs or pay our indebtedness when it is due, we may have to reduce or delay refurbishment and expansion projects, reduce expenses, sell assets, or attempt to restructure our debt. Any such actions could negatively impact our competitive position and revenue generation. In addition, we have pledged a significant portion of our assets as collateral under certain of our debt agreements, and, if any of those lenders accelerate the repayment of borrowings, there can be no assurance that we will have sufficient assets to repay our indebtedness.

Capital Resources

The following table presents our outstanding debt as of March 31, 2012 and December 31, 2011:

Detail of Debt (dollars in millions)	Final Maturity	Rate(s) at March 31, 2012	Face Value at March 31, 2012	Book Value at March 31, 2012	Book Value at December 31, 2011
Credit Facilities
Term Loans B1-B3	2015	3.24%-3.47%	$2,111.7	$2,111.7	$5,000.5
Term Loan B4	2016	9.50%	977.5	959.5	961.2
Term Loan B5	2018	4.49%	1,222.7	1,218.3	1,218.2
Term Loan B6	2018	5.49%	1,874.1	1,855.6	—
Revolving Credit Facility	2014	—	—	—	155.0
Revolving Credit Facility	2017	—	—	—	—
Secured Debt
Senior Secured Notes	2017	11.25%	2,095.0	2,056.0	2,054.6
Senior Secured Notes	2020	8.50%	1,250.0	1,250.0	—
Second-Priority Senior Secured Notes	2018	12.75%	750.0	742.3	742.1
Second-Priority Senior Secured Notes	2018	10.00%	4,553.1	2,160.2	2,131.2
Second-Priority Senior Secured Notes	2015	10.00%	214.8	166.4	164.2
Chester Downs term loan	2016	—	—	—	221.3
Chester Down Senior Secured Notes	2020	9.25%	330.0	330.0	—
PHW Las Vegas senior secured loan	2015*	3.10%	515.6	422.8	417.9
Linq/Octavius Senior Secured Loan	2017	9.25%	450.0	446.0	445.9
Subsidiary-guaranteed debt
Senior Notes	2016	10.75%	478.6	478.6	478.6
Senior PIK Toggle Notes	2018	10.75%/11.5%	12.4	12.4	11.7
Unsecured Senior Debt
5.375%	2013	5.375%	125.2	110.5	108.6
7.0%	2013	7.0%	0.6	0.6	0.6
5.625%	2015	5.625%	791.8	634.8	624.9
6.5%	2016	6.5%	573.2	444.9	439.3
5.75%	2017	5.750%	538.8	380.5	375.7
Floating Rate Contingent Convertible Senior Notes	2024	0.57%	0.2	0.2	0.2
Other Unsecured Borrowings
5.3% special improvement district bonds	2037	5.3%	65.7	65.7	65.7
LIBOR plus 3.0% **	2014	3.280%	415.1	415.1	322.1
Other	Various	Various	0.4	0.4	0.4
Capitalized Lease Obligations
1.10%-9.49%	to 2014	1.10%-9.49%	6.1	6.1	13.6

Total debt			19,352.6	16,268.6	15,953.5
Current portion of long-term debt			(20.1)	(16.8)	(40.4)

Long-term debt			$19,332.5	$16,251.8	$15,913.1

*	Assumes an extension option to move the maturity from 2013 to 2015, subject to certain conditions.
**	Note payable to Caesars Entertainment.

As of March 31, 2012 and December 31, 2011, book values are presented net of unamortized discounts of $3,084.0 million and $3,135.0 million, respectively.

Our current maturities of debt include required interim principal payments on certain Term Loans, the special improvement district bonds, and capitalized lease obligations.

Caesars Entertainment Corporation established a revolving credit facility in favor of CEOC pursuant to which Caesars Entertainment will make one or more unsecured loans to CEOC in a maximum principal amount not to exceed $750.0 million outstanding at any time. The entire outstanding amount, plus any accrued and unpaid interest, matures on January 29, 2014, and bears interest at a rate per annum equal to LIBOR, as defined in the CEOC Credit Agreement, plus 3.0%. Interest is payable annually in arrears or, at CEOC’s election such interest may be added to the loan balance owed to Caesars Entertainment. There was $322.1 million outstanding under the agreement at December 31, 2011. As a result of net borrowings of $93.0 million during the quarter ended March 31, 2012, there is $415.1 million outstanding under the agreement at March 31, 2012.

Credit Agreement

In connection with the Acquisition, Caesars Entertainment Operating Company, Inc. (“CEOC”) entered into the senior secured credit facilities (the “Credit Facilities”). This financing is neither secured nor guaranteed by Caesars Entertainment’s other direct, wholly-owned subsidiaries.

In May 2011, CEOC amended its Credit Facilities to, among other things: (i) allow CEOC to buy back loans from individual lenders at negotiated prices at any time, which may be less than par, (ii) allow CEOC to extend the maturity of term loans or revolving commitments, as applicable, and for CEOC to otherwise modify the terms of loans or revolving commitments in connection with such an extension, and (iii) modify certain other provisions of the credit facilities. CEOC also extended its Credit Facilities by (i) converting $799.4 million of B-1, B-2 and B-3 term loans held by consenting lenders to B-5 term loans with an extended maturity date of January 28, 2018 and a higher interest rate with respect to such extended term loans (the “Extended Term Loans”) and (ii) converting $423.3 million of revolver commitments held by consenting lenders into Extended Term Loans.

In March 2012, CEOC amended its Credit Facilities to, among other things, (i) extend the maturity of $2,731.4 million of B-1, B-2 and B-3 term loans held by consenting lenders from January 28, 2015 to January 28, 2018 and increase the interest rate with respect to such extended term loans (the “Term B-6 Loans”); (ii) convert $82.3 million of original maturity revolver commitments held by consenting lenders to Term B-6 Loans and promptly following such conversion, repay $1,095.6 million of B-1, B-2, B-3 and B-6 term loans; (iii) extend the maturity of $25.0 million original maturity revolver commitments from January 28, 2014 to January 28, 2017 and increase the interest rate and the undrawn commitment fee with respect to such extended revolver commitments and terminate $6.3 million of original maturity revolver commitments; and (iv) modify certain other provisions of the Credit Facilities. In addition to the foregoing, CEOC may elect to extend and/or convert additional term loans and/or revolver commitments from time to time.

As of March 31, 2012, our Credit Facilities provide for senior secured financing of up to $7,304.2 million, consisting of (i) senior secured term loan facilities in an aggregate principal amount of $6,186.0 million comprised of $2,111.7 million maturing on January 28, 2015, $977.5 million maturing on October 31, 2016, and $3,096.8 million maturing on January 28, 2018 and (ii) a senior secured revolving credit facility in an aggregate principal amount of up to $1,118.2 million, with $1,093.2 million maturing January 28, 2014 and $25.0 million maturing on January 28, 2017, including both a letter of credit sub-facility and a swingline loan sub-facility. The term loans under the Credit Facilities require scheduled quarterly payments of $3.8 million, with the balance due at maturity. A total of $6,186.0 million face amount of borrowings were outstanding under the Credit Facilities as of March 31, 2012, and $104.7 million of the revolving credit facility is committed to outstanding letters of credit. After consideration of these borrowings and letter of credit commitments, $1,013.5 million of additional borrowing capacity was available to the Company under its revolving credit facility as of March 31, 2012.

Under the March 2012 amendment to the Credit Facilities as described above, in April and May 2012, CEOC extended the maturity on an additional $27.0 million of B-1, B-2, and B-3 term loans and converted another $38.0 million of original maturity revolver commitments to Term B-6 Loans.

Other Financing Transactions

In February 2012, Chester Downs issued $330.0 million aggregate principal amount of 9.25% senior secured notes due 2020 through a private placement. Chester Downs used $232.4 million of the proceeds of the notes to repay its existing term loan plus accrued interest and a prepayment penalty. The remaining proceeds were used to make a distribution to Chester Downs’ managing member, Harrah’s Chester Downs Investment Company, LLC, a wholly-owned subsidiary of CEOC, and for other general corporate purposes.

In February 2012, Caesars Operating Escrow LLC and Caesars Escrow Corporation, wholly owned subsidiaries of CEOC, completed the offering of $1,250.0 million aggregate principal amount of 8.5% senior secured notes due 2020, the proceeds of which were placed into escrow. On March 1, 2012, the escrow conditions were satisfied, and CEOC assumed the notes. CEOC used $1,095.6 million of the net proceeds from this transaction to repay a portion of its credit facilities in connection with the amendment discussed above.

Derivative Instruments

Derivative Instruments—Interest Rate Swap Agreements

We use interest rate swaps to manage the mix of our debt between fixed and variable rate instruments. As of March 31, 2012 we have entered into eight interest rate swap agreements for notional amounts totaling $5,750.0 million. The difference to be paid or received under the terms of the interest rate swap agreements is accrued as interest rates change and recognized as an adjustment to interest expense for the related debt. Changes in the variable interest rates to be paid or received pursuant to the terms of the interest rate swap agreements will have a corresponding effect on future cash flows. The major terms of the interest rate swap agreements as of March 31, 2012 are as follows:

Effective Date	Notional Amount (in millions)	Fixed Rate Paid	Variable Rate Received as of March 31, 2012	Next Reset Date	Maturity Date
April 25, 2011	$250.0	1.351%	0.242%	April 25, 2012	January 25, 2015
April 25, 2011	250.0	1.347%	0.242%	April 25, 2012	January 25, 2015
April 25, 2011	250.0	1.350%	0.242%	April 25, 2012	January 25, 2015
January 25, 2011	1,000.0	3.068%	0.242%	April 25, 2012	January 25, 2015
April 25, 2011	1,000.0	3.150%	0.242%	April 25, 2012	January 25, 2015
January 25, 2011	1,000.0	3.750%	0.242%	April 25, 2012	January 25, 2015
April 25, 2011	1,000.0	3.264%	0.242%	April 25, 2012	January 25, 2015
January 25, 2011	1,000.0	3.814%	0.242%	April 25, 2012	January 25, 2015

The variable rate on our interest rate swap agreements did not materially change as a result of the April 25, 2012 reset.

On January 18, 2012, the Company amended the terms of three $1,000.0 million notional value of interest rate swap contracts with a corresponding change in the elected interest rate on $3,000.0 million of term loans under the Credit Facilities. Effective January 25, 2012 through January 25, 2014, the variable rate received on the swaps changed from three-month to one-month LIBOR and the fixed payment rate was reduced by 16.5 basis points. The amended payment rates and maturity dates are shown in the table above.

Derivative Instruments—Impact on Financial Statements

The following table represents the fair values of derivative instruments in the unaudited consolidated balance sheets as of and :

	Asset Derivatives				Liability Derivatives
	March 31, 2012		December 31, 2011		March 31, 2012		December 31, 2011
(In millions)	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives not designated as hedging instruments
Interest rate swaps		$—		$—	Deferred credits and other	$(370.8)	Deferred credits and other	$(336.1)
Interest rate cap	Deferred charges and other	—	Deferred charges and other	—		—		—

Total derivatives		$—		$—		$(370.8)		$(336.1)

The following table represents the effect of derivative instruments in the unaudited consolidated statements of operations for the quarters ended and 2011 for amounts transferred into or out of accumulated other comprehensive loss (“AOCL”):

(In millions)	Amount of (Gain) or Loss Recognized in AOCL (Effective Portion)		Location of (Gain) or Loss Reclassified From AOCL Into Net Loss (Effective Portion)	Amount of (Gain) or Loss Reclassified from AOCL into Net Loss (Effective Portion)		Location of (Gain) or Loss Recognized in Net Loss (Ineffective Portion)	Amount of (Gain) or Loss Recognized in Net Loss (Ineffective Portion)
Derivatives designated as hedging instruments	Quarter Ended Mar. 31, 2012	Quarter Ended Mar. 31, 2011		Quarter Ended Mar. 31, 2012	Quarter Ended Mar. 31, 2011		Quarter Ended Mar. 31, 2012	Quarter Ended Mar. 31, 2011
Interest rate contracts	$—	$(46.1)	Interest expense	$—	$2.5	Interest expense	$—	$(9.8)

(In millions)		Amount of (Gain) or Loss Recognized in Net Loss
Derivatives not designated as hedging instruments	Location of (Gain) or Loss Recognized in Net Income	Quarter Ended Mar. 31, 2012	Quarter Ended Mar. 31, 2011
Interest rate contracts	Interest expense	$34.7	$(4.1)

In addition to the impact on interest expense from amounts reclassified from AOCL, the difference to be paid or received under the terms of the interest rate swap agreements is recognized as interest expense and is paid quarterly. This cash settlement portion of the interest rate swap agreements increased interest expense for the quarters ended March 31, 2012 and 2011 by approximately $41.8 million and $66.6 million, respectively.

At March 31, 2012, our variable-rate debt, excluding $5,750.0 million of variable-rate debt hedged using interest rate swap agreements, represents 9% of our total debt, while our fixed-rate debt is 91% of our total debt.

GUARANTEES OF THIRD-PARTY DEBT AND OTHER OBLIGATIONS AND COMMITMENTS

Material changes to our aggregate indebtedness are described in the “Capital Resources” section of this Exhibit 99.1. As a result of these changes, at March 31, 2012, our estimated interest payments for the years ended December 31, 2012 through 2016 are $1,263.1 million, $1,671.2 million, $1,636.6 million, $1,408.1 million and $1,250.0 million, respectively, and our estimated interest payments thereafter are $1,790.3 million. As of March 31, 2012, there have been no material changes outside the ordinary course of business to our other known contractual obligations, which were disclosed in the Supplemental Discussion of Caesars Entertainment Operating Company Results filed as Exhibit 99.1 to our Annual Report on Form 10-K for the year ended December 31, 2011.

DEBT COVENANT COMPLIANCE

Certain of our borrowings have covenants and requirements that include, among other things, the maintenance of specific levels of financial ratios. Failure to comply with these covenants can result in limiting our long-term growth prospects by hindering our ability to incur future indebtedness or grow through acquisitions. Specifically, CEOC’s senior secured credit facilities require CEOC to maintain a senior secured leverage ratio of no more than 4.75 to 1.0, which is the ratio of senior first priority secured debt to last twelve months (“LTM”) Adjusted EBITDA-Pro Forma - CEOC Restricted. This ratio excludes up to $2,200.0 million of first priority senior secured notes and up to $350.0 million aggregate principal amount of consolidated debt of subsidiaries that are not wholly owned. This ratio also reduces the amount of senior first priority secured debt by the amount of unrestricted cash on hand. As of March 31, 2012, CEOC’s senior secured leverage ratio was 4.11 to 1.0.

In addition, certain covenants contained in our senior secured credit facilities and indentures covering our second priority senior secured notes and first priority senior secured notes restrict our ability to take certain actions such as incurring additional debt or making acquisitions if we are unable to meet a fixed charge coverage ratio (LTM Adjusted EBITDA-Pro Forma - CEOC Restricted to fixed charges) of at least 2.0 to 1.0, a total first priority secured leverage ratio (first priority senior secured debt to LTM Adjusted EBITDA-Pro Forma - CEOC Restricted) of no more than 4.5 to 1.0 and/or a consolidated leverage ratio (consolidated total debt to LTM Adjusted EBITDA-Pro Forma - CEOC Restricted) of no more than 7.25 to 1.0. As of March 31, 2012, our total first priority secured leverage ratio and consolidated leverage ratio were 5.70 to 1.0 and 11.07 to 1.0, respectively. For the twelve months ended March 31, 2012, our earnings were insufficient to cover fixed charges by $434.4 million. For purposes of calculating the fixed charge coverage ratio, fixed charges includes consolidated interest expense less interest income and any cash dividends paid on preferred stock (other than amounts eliminated in consolidation). For purposes of calculating the total first priority secured leverage ratio and the consolidated leverage ratio, the amounts of first priority senior secured debt and consolidated total debt, respectively, are reduced by the amount of unrestricted cash on hand. The covenants that provide for the fixed charge coverage ratio, total first priority secured leverage ratio and consolidated leverage ratio described in this paragraph are not maintenance covenants.

We believe we are in compliance with our credit agreement and indentures, including the senior secured leverage ratio, as of March 31, 2012. If our LTM Adjusted EBITDA-Pro Forma - CEOC Restricted were to decline significantly from the level achieved at March 31, 2012, it could cause us to exceed the senior secured leverage ratio and could be an event of default under our credit agreement. However, we could implement certain actions in an effort to minimize the possibility of a breach of the senior secured leverage ratio, including reducing payroll and other operating costs, deferring or eliminating certain maintenance, delaying or deferring capital expenditures, or selling assets. In addition, under certain circumstances, our senior secured credit facilities allow us to apply cash contributions received by CEOC as a capital contribution to cure covenant breaches. However, there is no guarantee that such contributions will be able to be secured.